NAM TAI ELECTRONICS, INC.

PRC headquarter address: Gushu Industrial Estate, Xixiang, Baoan, Shenzhen, People’s Republic of China

Telephone: (86 755) 2749 0666 Facsimile: (86 755) 2747 1549

Hong Kong corresponding address: Unit 5811-12, 58/F, The Center, 99 Queen’s Road Central, Central, Hong Kong

Telephone: (852) 2341 0273 Facsimile: (852) 2263 1223

website: www.namtai.com

November 13, 2012

Via EDGAR

Securities and Exchange Commission (the “Commission” or “Staff”)

c/o Tim Buchmiller

100 F Street, NE

Washington, DC 20549-7010

Re:	Nam Tai Electronics, Inc. (the “Company”)

Form 20-F for the year ended December 31, 2011

Filed March 16, 2012

File No. 001-31583

Dear Mr. Buchmiller:

This is in response your comment letter of September 19, 2012 and oral clarification during our telephone inquiry on October 22, 2012. For the convenience of the Staff, the comment is repeated below with the Company’s response immediately following.

PFIC Considerations, page 69

1.	We note your response to prior comment 1; however, your discourse that you “may be” treated as a PFIC for 2011 is equivocal and does not provide shareholders sufficient information to assess your PFIC status in 2011. Please clearly state your belief as to whether you were a PFIC in 2009, 2010 and 2011.

Company’s Response:

In view of the Staff’s comment, the Company proposes to amend its Form 20-F for the year ended December 31, 2011 on or around November 16, 2012, by replacing the section “Item 3. Key Information - Risk Factors - We appear to have been a passive foreign investment company for 2011 and we may also be a passive foreign investment company for 2012, which could result in adverse U.S. federal income tax consequences for U.S. investors.” in its entirety as follows:

“We believe we were a passive foreign investment company for 2011 and we may also be a passive foreign investment company for 2012, which could result in adverse U.S. federal income tax consequences for U.S. investors.

The determination of whether we are a passive foreign investment company, or PFIC, in any taxable year is made on an annual basis after the close of that year and depends on the composition of our income and the nature and value of our assets, including goodwill. Specifically, we will be classified as a PFIC if, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either (i) 75% or more of our gross income for such taxable year is passive income, or (ii) 50% or more of the value of our assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that either produce passive income or are held for the production of passive income (the “PFIC asset test”).

Securities and Exchange Commission

November 13, 2012

On the assumption that (i) cash and cash equivalents are passive assets and (ii) the market capitalization plus total liabilities of a company may be considered a proxy for the company’s total assets, a calculation based the average quarter-end book values of our cash and cash equivalents to our market capitalization plus total book liabilities indicates that we exceeded the 50% passive asset threshold for 2011. As a result, we believe we were a PFIC for U.S. federal income tax purposes for 2011. However, the PFIC asset test requires an actual valuation of the fair market value of each asset and a determination of whether such asset produces or is held for the production of passive income and involves complex legal issues. We have not conducted an appraisal of the actual fair market value of our assets for 2011 or currently in 2012, and we cannot anticipate the market capitalization of our shares for 2012. Accordingly, we may be treated as a PFIC for 2012. Our characterization as a PFIC during any year could result in adverse U.S. federal income tax consequences for U.S. investors. For example, if we were a PFIC in 2011, in 2012 or in any other taxable year, U.S. investors who owned our common shares generally would be subject to increased U.S. tax liabilities and reporting requirements.”

and the section “Item 10. Additional Information - Taxation - PFIC Considerations” in its entirety as follows:

“PFIC Considerations

A precise determination of the Company’s PFIC status for 2009, 2010 and 2011 would require a valuation of all our assets at each quarter end during each of these years. On the assumption that (i) cash and cash equivalents are passive assets and (ii) the market capitalization plus total liabilities of a company may be considered a proxy for the company’s total assets, a calculation based the average quarter-end book values of our cash and cash equivalents to our market capitalization plus total book liabilities indicates that we exceeded the 50% passive asset threshold for each of 2009, 2010 and 2011. As a result, we believe we were a PFIC for U.S. federal income tax purposes for 2009, 2010 and 2011. However, the PFIC asset test requires an actual valuation of the fair market value of each asset and a determination of whether such asset produces or is held for the production of passive income and involves complex legal issues. We have not conducted an appraisal of the actual fair market value of our assets for 2009, 2010 and 2011 or currently in 2012, and we do not intend to make such an appraisal as we believe that our management and financial resources can be better deployed in other aspects of our business.

If we are classified a PFIC, a special tax regime would apply to both (a) any “excess distribution” by us (generally, the U.S. Holder’s ratable share of distributions in any year that are greater than 125% of the average annual distributions received by such U.S. Holder in the three preceding years or its holding period, if shorter) and (b) any gain recognized on the sale or other disposition of your ordinary shares. Under the PFIC regime, any excess distribution and recognized gain would be treated as ordinary income. The U.S. federal income tax on such ordinary income is determined under the following steps: (i) the amount of the excess distribution or gain is allocated ratably over the U.S. Holder’s holding period for our ordinary shares; (ii) tax is determined for amounts allocated to the first year in the holding period in which we were classified as a PFIC and all subsequent years (except the year in which the excess distribution was received or the sale occurred) by applying the highest applicable tax rate in effect in the year to which the income was allocated; (iii) an interest charge is added to this tax calculated by applying the underpayment interest rate to the tax for each year determined under the preceding sentence from the due date of the income tax return for such year to the due date of the return for the year in which the excess distribution or sale occurs; and (iv) amounts allocated to a year prior to the first year in the U.S. Holder’s holding period in which we were classified as a PFIC or to the year in which the excess distribution or the disposition occurred are taxed as ordinary income and no interest charge applies.

If we were treated as a PFIC, a U.S. Holder of our shares would generally be subject to the PFIC rules described above with respect to distributions by us, and dispositions by us of the stock of, any direct or indirect subsidiaries of ours that are classified as PFICs under either the “asset test” or the “income test,” as if such holder received directly its pro-rata share of either the distribution or proceeds from such disposition.

Securities and Exchange Commission

November 13, 2012

A U.S. Holder may generally avoid the PFIC regime by making a “qualified electing fund” election which generally provides that, in lieu of the foregoing treatment, our earnings, on a pro rata basis, would be currently included in their gross income. However, we may be unable or unwilling to provide information to our U.S. Holders that would enable them to make a “qualified electing fund” election; thus, such election may not be available with respect to our shares.

In addition, U.S. Holders may generally avoid the PFIC regime by making the “mark-to-market” election with respect to our common shares. Although a U.S. Holder may be eligible to make a mark-to-market election with respect to our shares, no such election may be made with respect to the stock of any of our subsidiaries that a U.S. Holder is treated as owning, if such stock is not marketable. Hence, the mark-to-market election generally would not be effective to eliminate the interest charge described above with respect to deemed dispositions of a subsidiary PFIC stock or distributions from a subsidiary PFIC. “Marking-to-market”, in this context, means including in ordinary income each taxable year the excess, if any, of the fair market value of our common shares over your tax adjusted basis in such common shares as of the end of each year. This “mark-to-market” election generally enables a U.S. Holder to avoid the deferred interest charge that would otherwise be imposed on them if we were to be classified as a PFIC.

An actual determination of PFIC status is factual in nature. Given the complexity of the issues regarding our classification as a PFIC, U.S. Holders are urged to consult their own tax advisors for guidance as to our PFIC status.”

In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any further comments or questions, please do not hesitate to contact the undersigned.

Sincerely,

NAM TAI ELECTRONICS, INC.

By:	/s/ M. K. Koo
M. K. Koo
Chief Executive Officer

	Ms. Amanda Ravitiz	)
cc:	Mr. Joseph McCann	)	c/o Mr. Tim Buchmiller
	Mr. Tim Buchmiller, Esq.	)	via fax (202) 772-9349